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||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	May 16, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Aberdeen Street Trust (the trust):
Fidelity Advisor Freedom 2060 Fund
Fidelity Freedom 2060 Fund
Fidelity Freedom Index 2060 Fund
Fidelity Freedom K 2060 Fund (the funds)
File Nos. (033-43529) and (811-06440)
Post-Effective Amendment No. 62

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 62 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Advisor Freedom 2060 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom Index 2060 Fund, and Fidelity Freedom K 2060 Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Freedom 2060 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom Index 2060 Fund, and Fidelity Freedom K 2060 Fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of July 30, 2014. We request your comments by June 16, 2014.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group